SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(RULE 13D-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to § 240.13d-2.

Under the Securities Exchange Act of 1934

Immune Pharmaceuticals Inc.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

45254C101

(CUSIP Number)

August 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

CUSIP No.: 45254C101		SCHEDULE 13G

1)	Name of Reporting Person Forsakringsaktiebolaget Avanza Pension

2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3)	SEC Use Only

4)	Citizenship or Place of Organization Stockholm, Sweden

Number of Shares Beneficially Owned by Each Reporting Person With	5)	Sole Voting Power 277,714

	6)	Shared Voting Power

	7)	Sole Dispositive Power

	8)	Shared Dispositive Power 277,714

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 277,714

10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11)	Percent of Class Represented by Amount in Row (9) 2.2%

12)	Type of Reporting Person FI

CUSIP No.: 45254C101		SCHEDULE 13G

Item 1(a).	Name of Issuer: Immune Pharmaceuticals Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices: 777 Old Saw Mill River Road Tarrytown, New York 10591

Item 2(a).	Name of Person Filing: Forsakringsaktiebolaget Avanza Pension
Item 2(b).	Address of Principal Business Office or, if none, Residence: Box 1399 Stockholm, Sweden 11193
Item 2(c).	Citizenship: Sweden
Item 2(d).	Title of Class of Securities: Common Stock, Par Value $0.0001 per share
Item 2(e).	CUSIP Number: 45254C101

Item 3.		If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o)
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)
(e)	☐	Investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E)
(f)	☐	Employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F)
(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G)
(h)	☐	Savings association as defined in §3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)
(i)	☐	Church plan that is excluded from the definition of an investment company under §3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)
(j)	☒	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J)
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K)

CUSIP No.: 45254C101			SCHEDULE 13G

Item 4.	Ownership.
	(a)	Amount beneficially owned: 277,714
	(b)	Percent of class: 2.2%
	(c)	Number of shares as to which such person has:
		(i)	Sole power to vote or to direct the vote: 277,714
		(ii)	Shared power to vote or to direct the vote: None
		(iii)	Sole power to dispose or to direct the disposition of: None
		(iv)	Shared power to dispose or to direct the disposition of: 277,714

Number and Percentage
of Shares Beneficially Owned	Date

2.2%/277,714	August 31, 2013

Item 5.	Ownership of Five Percent or Less of a Class.
Yes.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable

Item 8.	Identification and Classification of Members of the Group.
Not applicable

Item 9.	Notice of Dissolution of Group.
Not applicable

CUSIP No.: 45254C101	SCHEDULE 13G

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to a Swedish insurance company is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution.  I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

Signature

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

September 5, 2013
Date
/s/ Henrik Kallén

Henrik Kallén/CEO
Name/Title